CONFIDENTIAL
December 8, 2011
Delivered via E-mail & filed on EDGAR
Mr. David Lin
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:     Amendment to Comment Letter Response filed September 16, 2011
Intermountain Community Bancorp
Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2011
File No. 000-50667

Dear Mr. Lin:

Pursuant to your conversation with Steve Klein, Esq. on December 7, 2011, we have amended our response to Item #13 as follows:

Form 10-K/A for the Fiscal Year Ended December 31, 2010
Item 13. Certain Relationships and Related Transactions, page 22

1.
Comment: We note your disclosure that loans to certain directors, executive officers, and their associates were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

Response & Proposed Disclosure: The disclosures in future filings under this section will be revised to disclose that loans made to certain directors, executive officers and their associates were made in compliance with the requirements of instruction 4.c. to Item 404(a) of Regulation S-K. The following represents a draft of future disclosures that would be made.
All loans to certain directors, executive officers and their associates were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company, were made in the ordinary course of business, and did not involve more than the normal risk of collectability or present other unfavorable features.
In addition to the responses noted above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that the foregoing is responsive to your inquiries and comments. Based on the conversation with Mr. Klein we also understand that with the filing of this amendment, the subject comment letter is closed.
Should you desire additional information or would like further clarification regarding any of the items discussed, please contact me at 509-363-2635.
Sincerely,
/s/ Douglas M. Wright
Douglas M. Wright
Chief Financial Officer
Intermountain Community Bancorp